                                                                    Exhibit 99.1

          CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

     The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by management from time to time.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY OUR DECISION TO RESTATE OUR FINANCIAL RESULTS.

On December 14, 2002, we announced that we would restate our financial statements for the first, second and third quarters of fiscal year 2002 and fiscal years 1998 through 2001 based on determinations made the in the course of the fiscal year 2002 annual audit. For a discussion of the details of the restatement, see Notes 2 and 17 to our Consolidated Financial Statements filed in Part IV of this Annual Report on Form 10-K. If our employees, shareholders, customers or lenders lose confidence in us due to the restatement, our business could be materially adversely affected. In addition, if we are subject to litigation arising out of the restatement, it could impose significant costs on us and divert management resources from running our business.

OUR STOCK MAY BE DELISTED FROM THE NASDAQ NATIONAL MARKET.

Because we were unable to make a timely filing of our Annual Report on Form 10-K for fiscal 2002 as a result of the process of preparing our restated financial statements, NASDAQ notified us that our common stock no longer met the requirements for listing on its National Market and was to be delisted on January 24, 2003, unless we filed our 10-K prior to this date or filed a request for a hearing, which would stay the delisting. Since we have filed our 10-K in advance of January 24, 2003, we believe that we are in compliance with the requirements for listing on the NASDAQ National Market. However, there can be no assurance that NASDAQ will permit our common stock to remain listed on its National Market. If our common stock is delisted, the value of our common stock will likely decline, shareholders may experience a significant decrease in the liquidity of our common stock and we may experience increased difficulty in raising capital through sales of equity in the future.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS AND OUR CUSTOMERS MAY NOT CONTINUE TO PURCHASE OUR PRODUCTS.

     There are approximately eight primary North American manufacturers producing OPP films for resale, including ExxonMobil Corporation, which is the second largest OPP films manufacturer in North America, Toray Industries, Inc., Vifan Canada Inc. and Formosa Plastics Corporation, U.S.A. Some of our competitors are subsidiaries of substantially larger, more diversified corporations and have greater financial, personnel and marketing resources than we have and therefore, may have some competitive advantages. Our competitors also include manufacturers of flexible packaging products who offer a broad range of products and maintain product and marketing facilities internationally. We also sell products in countries outside the United States and may face international competition. In addition, any of our converter customers could become competitors by acquiring, or becoming, a supplier of OPP films.

     The markets in which we operate are highly competitive. Competition in the OPP films market is based primarily on customer relationships, product performance characteristics, such as machinability, quality, reliability, and price. Our ability to be an effective competitor will depend on our ability to compete on the basis of these characteristics. It will also depend on our success in developing new and enhanced products for our customers. Although we have broad product lines and are continually developing new and enhanced products, our current customers may not continue to purchase our products; we may not be successful in avoiding product obsolescence; and we may not be able to compete effectively with our competitors.

INDUSTRY OVERCAPACITY HAS NEGATIVELY AFFECTED OUR PROFITABILITY, AND COULD CONTINUE TO NEGATIVELY AFFECT OUR PROFITABILITY.

     Production capacity in the OPP films industry increased over 35 percent from 1995 to 1999 causing capacity utilization levels to decline from approximately 95 percent to the low-80 percent levels. This decline in capacity utilization led to sharp declines in selling prices of OPP films. Since 1999, capacity utilization levels have recovered to the 90% level. However, due to depressed growth in demand in fiscal year 2002, this recovery has not been sufficient to support sustained, significant price increases. As a result of our excess capacity, we attempted to fill our capacity with sales throughout the product line, while minimizing price disruption. This resulted in an increase in sales of lower margin products, negatively affecting our profitability.

     Aside from our new specialty line that is expected to come on stream in fiscal 2003, to our knowledge, only ExxonMobil Corporation will be adding new capacity within the next twelve to eighteen months. However, if additional unexpected capacity were added, industry capacity utilization levels would fall, which could result in lower sales prices. In addition, if demand remains depressed below historical levels and capacity outgrows demand, industry overcapacity could harm our business and our debt service capabilities.

WE HAVE SUBSTANTIAL DEBT OUTSTANDING THAT COULD LIMIT THE FLEXIBILITY OF OUR BUSINESS OPERATIONS.

     We have a high level of debt compared to our assets and stockholders' equity and, as a result, we have significant debt service obligations. As of September 30, 2002, we had $277.8 million of consolidated outstanding debt. Our total consolidated debt as a percentage of capitalization was approximately 88 percent. Our annual debt service payment obligation for outstanding debt is approximately $30 million. We and our subsidiaries may incur substantial additional indebtedness in the future. If new debt is added to our and our subsidiaries current debt levels, the related risks that we and they now face could intensify.

     Our high debt level could have important consequences such as:

          limiting our ability to obtain additional financing to fund working capital, capital expenditures, debt service requirements or other purposes;

          limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service;

          limiting our ability to compete with others who are not as highly leveraged; and

          increasing our vulnerability to adverse market conditions, changes in our industry and economic downturns.

     Our ability to service our debt and to fund working capital and capital expenditures will depend on our ability to generate cash in the future. This depends, to some extent, on prevailing economic conditions, and on business, financial and other factors, including the other risk factors described in this Exhibit. Many of these factors are beyond our control. If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt or to meet our other obligations, we will need to refinance our debt, obtain additional funds through the incurrence of additional debt or the sale of our equity securities, or sell our assets. We may not be able to obtain additional funds or sell assets sufficient to satisfy our debt service requirements on terms satisfactory to us or at all.

THE OPERATING AND FINANCIAL RESTRICTIONS AND COVENANTS IN OUR EXISTING AND FUTURE DEBT AGREEMENTS MAY MATERIALLY ADVERSELY AFFECT OUR ABILITY TO FINANCE OPERATIONS OR CAPITAL NEEDS OR TO ENGAGE IN OTHER BUSINESS ACTIVITIES AND MAY SEVERELY LIMIT OUR ABILITY TO PLAN FOR OR RESPOND TO CHANGES IN OUR BUSINESS.

     The operating and financial restrictions and covenants in our debt agreements, including the indenture governing our 10 3/4% Series B Senior Notes due 2011 (the "Senior Notes"), our bank credit facility, and any future financing agreements, may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities. For example, our bank credit facility includes covenants that require us to meet certain financial ratios and financial conditions that may require that we act in a manner contrary to our business objectives. In addition, our bank credit facility restricts, among other things, our ability to incur additional indebtedness and make acquisitions and capital expenditures beyond a specified level. A breach of any of these restrictions or covenants could cause a default under the Senior Notes, our bank credit facility and other debt. A significant portion of our debt may then become immediately due and payable. If we fail to comply with the restrictions in our bank credit facility and the lenders declare the entire amount due and payable, they could prohibit us from making payments of interest and principal on the Senior Notes until the default is cured or all the debt is paid or otherwise satisfied in full. We are not sure whether we would have, or be able to obtain, sufficient funds to make these accelerated payments, including payments on the Senior Notes.

PRICE INCREASES AND SHORTAGES IN THE SUPPLY OF POLYPROPYLENE RAW MATERIALS COULD DECREASE OUR PROFITABILITY.

     Polypropylene, which is a petroleum derivative, is the basic raw material used in the manufacture of most of our products. The price of polypropylene is a function of, among other things, manufacturing capacity, demand and the price of petrochemical raw materials, including crude oil and natural gas liquids. Historically, the price of polypropylene has fluctuated. In recent years, we have not been able to pass through a significant portion of increases in the costs of polypropylene raw materials to end-users due to OPP films industry capacity, and we may not be able to do so in the future. Due to our high fixed costs, a decrease in the spread between the selling price of our products and the cost of polypropylene raw material has a disproportionate impact on our results of operations. For example, each $.01 decrease in the spread between our selling price per pound and resin costs per pound in fiscal 2002 would have reduced our EBITDA by $2.5 million. As a result, increases in the price of raw materials could adversely affect our operating margins and our debt service capabilities.

     Polypropylene resin prices have increased from an average of $0.31 per pound in the fourth fiscal quarter of 2001 to an average of $0.39 per pound at the end of fiscal 2002. If the price of polypropylene resin continues at its current elevated levels or increases as a result of continue labor unrest in Venezuela, a war in the Persian Gulf region, an increase in gasoline prices or otherwise, it could have a material adverse effect on our operating margins and debt service capabilities.

     The majority of our resin supply requirements are met by four suppliers. If any of our suppliers were not able to meet our requirements, we would incur costs in connection with engaging a new supplier. In addition, the cancellation of one or more of our favorable resin supply contracts could have a material adverse effect on our financial condition, results of operation or cash flows.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AGAINST COMPETITORS, MAINTAIN ITS VALUE, OR CONTINUE TO DEVELOP INNOVATIVE PROPRIETARY TECHNOLOGY.

     Our success is partially dependent on our trade secrets, know-how, patents, trademarks and other proprietary information. We generally have a number of new patent applications pending at any given time relating to product enhancements and new product developments. We may not obtain patents on the basis of our applications, any patents that we hold may not provide us with adequate protection for the covered products, technology, or target markets and any patents or other rights that we hold may not be sufficient protection for our intellectual property in foreign countries. Additionally, our confidentiality agreements may not adequately protect our trade secrets, know-how or other proprietary information. Further, our activities may infringe on the patents, trademarks or proprietary rights of others and we may not be able to obtain licenses, on reasonable terms or otherwise, to technology that we may need to conduct or expand our business.

     Our continued success will depend to a large extent upon our ability to maintain a superior technology capability and to continue to identify, develop and commercialize innovative products for specialty applications to replace existing products, the margins of which tend to decline as a result of the entry of competitive products into existing specialized markets. We may not be able to accomplish this and technological developments by our competitors may place some of our products at a competitive disadvantage in the future.

THE LOSS OF A KEY CUSTOMER COULD DECREASE OUR PROFITABILITY.

     Approximately 60 percent of our sales in fiscal 2002 consisted of sales to ten converters, with one accounting for approximately 16 percent of sales. Substantially all of the converted products are resold by the converters to a relatively small number of large consumer products companies or end-users. Both converters and end-users participate in the selection of OPP films suppliers. As is customary in the industry, we generally have no long-term contracts with our customers, and substantially all of our relationships can be terminated on short notice. We believe that our relationships with these customers and end-users are good, but we may not be able to maintain these relationships or continue to supply our customers at current levels. Unless replaced, the loss of a significant converter or end-user of our OPP films products could materially adversely affect our results of operations and cash flows and ability to service our debt.

THE SEASONAL FLUCTUATION OF OUR OPERATING RESULTS OR AN UNFORESEEN REVENUE SHORTFALL COULD HAVE A SUBSTANTIAL IMPACT ON OUR BUSINESS.

     The sales of some of our products have historically fluctuated due to stronger demand in some seasons than in others. For example, demand for our products in the snack food and soft drink markets is generally higher in the spring and summer. Our results have typically followed a similar seasonal pattern, with stronger operating performance in the second and third fiscal quarters. In addition, we plan our operating expenses, many of which are relatively fixed in the short term, on the basis that our revenues will continue to grow. A revenue shortfall, however, could arise from any number of factors including, but not limited to, lower than expected demand, price pressures, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions or natural disasters. Even a relatively small revenue shortfall may cause a period's results to fall below expectations.

WE ARE DEPENDENT UPON KEY PERSONNEL AND COULD HAVE A NEED TO HIRE AND TRAIN ADDITIONAL QUALIFIED PERSONNEL.

     We believe that our future success depends in part upon our ability to attract and retain skilled senior management and technical, professional, marketing, and sales personnel. We, along with other technology-oriented manufacturing companies, face competition in hiring and retaining skilled technical, professional, marketing, and sales personnel. In certain areas, such as chemical and process engineering, and sales and marketing, the supply of such people is limited. The process of locating personnel with the combination of skills and attributes required to carry out our strategy is often lengthy. Our employees may voluntarily terminate their employment with us at any time. The loss of service of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on our business.

OUR BUSINESS IS SUBJECT TO SUBSTANTIAL HEALTH AND ENVIRONMENTAL REMEDIATION AND COMPLIANCE COSTS AND ANY COSTS THAT RESULT FROM FUTURE LIABILITIES OR OBLIGATIONS MAY REDUCE THE RESOURCES WE CAN DEDICATE TO ATTEMPTING TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY.

     We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to law and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently in compliance, in all material respects, with all such laws and regulations. However, we may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire. Any additional liability may reduce the resources we can dedicate to attempting to successfully implement our business strategy.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE CURRENT AND FUTURE ACQUISITIONS WHICH MAY INTERRUPT OUR BUSINESS AND IMPAIR OUR ABILITY TO GROW.

     We continually explore opportunities to acquire related businesses, some of which could be material to us. We currently have no agreements to acquire any businesses or assets. Our ability to continue to grow may depend upon identifying and successfully acquiring attractive companies, effectively integrating such companies, achieving cost efficiencies and managing these businesses as part of our company.

     We may not be able to effectively integrate the acquired companies and successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as regulatory developments, general economic conditions, increased competition and the loss of customers resulting from the acquisitions. In addition, the process of integrating these businesses could cause an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. The diversion of management's attention and any delays or difficulties encountered in connection with the integration of these businesses could negatively impact our profitability and results of operations if any of the above adverse effects were to occur. Further, the benefits that we anticipate from these acquisitions may not develop.

LABOR DISRUPTIONS AT OUR UNIONIZED AND NON-UNIONIZED FACILITIES COULD INCREASE OUR MANUFACTURING COSTS, CAUSING OUR PROFITABILITY TO DECLINE.

     We employ approximately 1,000 full-time employees. Approximately 125 production and maintenance employees at our plant in Covington, Virginia are represented by the Paper

Allied Industrial Chemical and Energy Workers International Union, Local 2-0884 under a collective bargaining agreement that expires in June, 2005. A labor-related work stoppage by these unionized employees could increase our manufacturing costs, causing our profitability to decline. In addition, it is possible that any labor union efforts to organize employees at our non-unionized facilities might be successful and that any labor-related work stoppages at these non-unionized facilities in the future could have the same negative results.

OUR OPERATIONS OUTSIDE OF THE UNITED STATES ARE SUBJECT TO ADDITIONAL CURRENCY CHANGE, POLITICAL, INVESTMENT AND OTHER RISKS THAT MAY DECREASE PROFITABILITY.

     We sell products in several countries outside the United States. Operations outside the United States include a manufacturing facility in Canada and sales offices in Asia, Europe and Canada. As a result, we are subject to risks associated with selling and operating in foreign countries. These risks include devaluations and fluctuations in currency exchange rates, unstable political conditions, imposition of limitations on conversion of foreign currencies into United States dollars and remittance of dividends and other payments by foreign subsidiaries. The imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, and imposition or increase of investment and other restrictions by foreign governments could decrease profitability.

A LARGE PART OF OUR PRODUCTION OCCURS AT A SINGLE LOCATION.

     Our largest manufacturing facility, which accounts for approximately 80 percent of our overall OPP films production capacity, is located in Terre Haute, Indiana. Though we also have significant manufacturing capacity at other facilities, a fire, flood or other force majeure event at our Terre Haute facility could cause a significant disruption in our ability to manufacture at or near our capacity. While we believe we are adequately insured against the short-term impact of losses and business interruptions of this kind, any such disruption could have a material adverse effect on our business.

ANTITAKEOVER PROVISIONS COULD NEGATIVELY IMPACT THE SALE OR SALE PRICE OF THE COMPANY.

     Our Certificate of Incorporation and Bylaws contain provisions that could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest or otherwise in which stockholders might receive a premium over the then current market price of our stock. These provisions include advance notice procedures for stockholders to submit proposals for consideration at stockholders' meetings or to nominate persons for election as directors and provide for a staggered Board of Directors. We are also subject to Section 203 of the Delaware General Corporation Law, which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of the company's outstanding capital stock).

     We also have issued to our shareholders rights to purchase shares of our Junior Preferred Stock, which rights become exercisable for shares of our Common Stock at a price favorable to the holder upon the occurrence of certain change of control events. In addition, upon the occurrence of specific kinds of change of control events, as defined in the indenture, we will be required to offer to repurchase all of the outstanding Senior Notes at 101% of the principal amount thereof, plus accrued interest to the date of repurchase. The existence of each of these rights may discourage attempts to acquire the Company by increasing the cost of the transaction to any potential acquirer.